CUSIP No. 09622L102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(AMENDMENT NO. 5)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

BLUEFIRE ETHANOL FUELS, INC.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

09622L102
(CUSIP Number)

Joseph P. Bartlett
The Law Offices of Joseph P. Bartlett, A Professional Corporation
1900 Avenue of the Stars, 20th Floor
Los Angeles, CA 90067
(310) 201-7553

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2010
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /   /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09622L102

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

David Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) ☒ (B) ☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-

Number of Shares Beneficially Owned	(8)	Shared Voting Power 6,122,018
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 6,122,018

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,122,018

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

(13)	Percent of Class Represented by Amount in Row (11) 18.0% (1)

(14)	Type of Reporting Person (See Instructions) IN

(1) Based on 33,970,521 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

CUSIP No. 09622L102

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) ☒ (B) ☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-

Number of Shares Beneficially Owned	(8)	Shared Voting Power 6,122,018
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 6,122,018

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,122,018

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

(13)	Percent of Class Represented by Amount in Row (11) 18.0% (1)

(14)	Type of Reporting Person (See Instructions) IN

(1) Based on 33,970,521 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

CUSIP No. 09622L102

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) ☒ (B) ☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-

Number of Shares Beneficially Owned	(8)	Shared Voting Power 6,122,018
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 6,122,018

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,122,018

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

(13)	Percent of Class Represented by Amount in Row (11) 18.0% (1)

(14)	Type of Reporting Person (See Instructions) OO

(1) Based on 33,970,521 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

CUSIP No. 09622L102

Item 1.

This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "Reporting Persons") with the Securities and Exchange Commission (the "SEC") on January 4, 2008 and any prior amendments thereto (collectively, the "Prior Schedules"). Capitalized terms used in this Amendment No. 5 but not otherwise defined herein have the meanings given to them in the Prior Schedules. Except as otherwise set forth herein, this Amendment No. 5 does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 4.    Purpose of Transaction

On January 19, 2010, the Trust transferred 2,000,000 shares of Common Stock to RSI Silicon, LLC ("RSI"), as a contribution to capital. Because David Gelbaum, a trustee of the Trust, is a managing director of RSI, the Reporting Persons may be deemed to have beneficial ownership of the Common Stock held by RSI. The Reporting Persons disclaim beneficial ownership of the Common Stock held by the Trust except to the extent of their pecuniary interest therein. This Amendment No. 5 is being filed to report sales by the Trust as well as sales by RSI.

The shares of Common Stock were purchased by the Trust for investment purposes. The Reporting Persons have no plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their rights to modify their plans with respect to the transactions described in this Schedule 13D, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.    Interest in Securities of the Issuer

(a) As of the date of this Amendment No. 5, each Reporting Person beneficially owns 6,122,018 shares of Common Stock. These shares consist of warrants to purchase 5,555,556 shares of Common Stock owned directly by the Trust and 566,462 shares of Common Stock owned by RSI, of which David Gelbaum is a managing director and in which the Trust, through a 100% owned limited liability company, holds a membership interest. The Reporting Persons disclaim beneficial ownership of shares of Common Stock held by RSI in excess of their pecuniary interest in such shares.

(b) Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust. David Gelbaum, as a managing director of RSI, shares voting and investment control over the Common Stock owned by RSI.

(c) Pursuant to a Purchase Agreement dated June 17, 2010, a copy of which is attached as Exhibit “B” hereto and incorporated herein by reference, the Reporting Persons agreed to sell to a private purchaser 470,000 shares of Common Stock (the "Shares"), with the Shares being delivered via DTC to the purchaser in tranches and with the purchase price being set and paid with respect to each tranche two days after the Shares clear DTC, with the sales price to equal 70% of the lowest closing bid price during the ten trading day period ending with the day the Shares cleared DTC. One-half of the Shares cleared DTC on June 21, 2010, and the sales price for these shares was $0.1344 per share, and the balance cleared DTC on June 23, 2010, and the sales price for these shares was $0.1230 per share.

Pursuant to that certain Purchase Agreement dated June 25, 2010, a copy of which is attached as Exhibit “C” hereto and incorporated herein by reference, the Reporting Persons agreed to sell to a private purchaser 2,585,556 shares of Common Stock (the "Shares"), with the Shares being delivered via DTC to the purchaser in tranches and with the purchase price being set and paid with respect to each tranche two days after the Shares clear DTC, with the sales price to equal 70% of the lowest closing bid price during the ten trading day period ending with the day the Shares clear DTC.

Pursuant to the certain Eighth Amendment to Operating Agreement of RSI dated January 19. 2010 (the “Eighth Amendment”), RSI Investment, LLC, a wholly-owned subsidiary of the Trust (the “Quercus Subsidiary”), contributed 2,000,000 shares of Common Stock held by the Reporting Persons to RSI. Pursuant to a Purchase Agreement dated February 10, 2010, a copy of which is attached as Exhibit “D” hereto and is incorporated herein by reference, RSI sold 500,000 shares of Common Stock of the Issuer for which it received $119,325, and in connection therewith transferred 20,000 additional shares to a third party as a finder’s fee. In addition, RSI has disposed of a portion of the shares on the dates and at the prices set forth below, in brokered transactions.

Date	Number of Shares	Price Per Share
2/02/10	16,692	0.57900
2/08/10	30,000	0.42690
2/09/10	8,000	0.42060
2/10/10	20,000	0.38000
2/11/10	2,500	0.40000
2/12/10	1,750	0.40000
2/18/10	400	0.43500
2/19/10	30,000	0.47000
3/03/10	20,000	0.37500
3/05/10	25,650	0.40000
3/12/10	22,850	0.40000
3/17/10	2,224	0.40000
3/18/10	275	0.40000
3/19/10	112,300	0.30200
3/23/10	40,500	0.34550
3/24/10	23,128	0.34960
3/25/10	15,170	0.36980
3/30/10	30,000	0.33330
4/01/10	25,903	0.35640
4/05/10	19,445	0.37770
4/06/10	10,000	0.35000
4/08/10	25,000	0.34000
4/20/10	25,000	0.32350
4/23/10	30,000	0.31640
4/26/10	20,000	0.31160
4/27/10	20,000	0.31560
4/29/10	15,000	0.31500
5/03/10	8,215	0.31160
5/04/10	16,720	0.30470
5/06/10	25,000	0.27300
5/11/10	140	0.28000
5/11/10	10,985	0.27000
5/11/10	20,000	0.27530
5/13/10	15,000	0.28430
5/17/10	25,000	0.27480
5/18/10	17,500	0.26390
5/19/10	8,500	0.25240
5/20/10	9,000	0.25390
5/21/10	2,091	0.24000
5/21/10	9,000	0.23000
5/24/10	34,000	0.22170
6/23/10	65,600	0.19010
6/24/10	10,000	0.18000
6/28/10	10,000	0.17940
6/29/10	10,000	0.17290

(d) Not applicable.
(e) Not applicable.
Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
(a) Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 5 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

Item 7.    Material to Be Filed as Exhibits
Exhibit A: Agreement Regarding Joint Filing of Amendment No. 5 to Schedule 13D.
Exhibit B: Purchase Agreement dated June 17, 2010 by and between Mammoth Corporation and Quercus Trust.
Exhibit C: Purchase Agreement dated June 25, 2010 by and between Mammoth Corporation and Quercus Trust.
Exhibit D: Purchase Agreement dated February 10, 2010 by and between Mammoth Corporation and RSI.

CUSIP No. 09622L102
SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: February 10, 2010	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 09622L102
EXHIBIT A

AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 5 TO SCHEDULE 13D

The undersigned agree that the Amendment No. 5 to Schedule 13D with respect to the Common Stock of Bluefire Ethanol Fuels, Inc. is a joint filing being made on their behalf.

Dated: July 7, 2010	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

Exhibit B

PURCHASE AGREEMENT
This Purchase Agreement (the "Agreement"), dated June 17, 2010, is by and between Mammoth Corporation (the "Buyer"), and Quercus Trust (the "Seller"), as follows:

1. As of today's date, Buyer agrees to purchase and seller agrees to sell, subject to all terms and conditions contained herein, up to 470,000 free trading shares of Bluefire Ethanol Fuels, Inc., (OTCBB: BFRE),  and in separate consecutive transactions with the first transaction being 400,000 shares and subsequent transactions as the parties may agree, with the shares being delivered via DTC/DWAC to Mammoth Corporation (FEIN 88-0496401) and with the purchase price for each transaction being set the day the shares clear DTC (defined as being free of any restriction of any kind including by DTC, the issuer, the transfer agent and Buyer's brokerage and clearing firms), and being 70% of the lowest daily closing bid price for the ten trading days preceding the date the shares clear DTC, with the date the shares clear DTC, being day ten of the pricing period.  In the event the shares clear DTC after the market has closed the shares will deemed to have cleared DTC on the following trading day for both the pricing period and for the date the purchase price is paid.

2. A finder's fee of 5% from the purchase price will be deducted from the amount paid by Mammoth Corporation to Seller at the time of each funding and will be sent to Equinox Securities/Michael Draper ("the Finder"). Seller agrees to the payment of the finder's fee described above and hereby authorizes Mammoth Corporation to disburse the finder's fee on behalf of Seller to the Finder.

3. Seller represents and warrants that the above described shares are owned by Seller, that Seller has the full authority and ability to transfer the Shares to Buyer and that the shares are registered or exempt from registration and freely tradable as to Mammoth Corporation's purchase of the shares and Mammoth's resale of the shares, and that Seller has the full authority and ability to transfer the Shares to Buyer. Seller also represents and warrants that it is not an affiliate of BFRE, and has not been an affiliate of BFRE for at least the last 90 days, and that none of the funds provided pursuant to this agreement will be provided, directly or indirectly, to BFRE or an affiliate of BFRE.  Seller will provide an acceptable legal opinion confirming the representations contained in this agreement. Seller also represents and warrants that there are no stops, liens, encumbrances, or Court orders that would in any way interfere with the transactions contemplated by this agreement.

4. The rights under this agreement are assignable by Buyer. Buyer or any assign thereof will become the owner of the Shares and will enjoy all rights attendant to the ownership of the Shares, including but not limited to, the right to transfer, encumber, hypothecate, assign or otherwise dispose the Shares.

5. In the event that additional documents are required for the transfer of the Shares, Seller agrees to fully cooperate with the transfer of the Shares and sign any and all documents necessary to transfer the Shares to Buyer and to provide any documentation that may be required, including, but not, limited to an additional acceptable legal opinion, stock power, or any other document deemed by Buyer to be necessary or expedient.

6. The invalidity of unenforceability of any of the rights or remedies herein shall not in any was affect any of the other rights or remedies herein provided.

7. The parties acknowledge that this agreement constitutes a sale of stock and that it is not a loan.

8. The parties intend this agreement to outline transactions planned to take place as described in paragraph one and to accommodate the intended transactions. If for any reason any transaction does not occur or the funds are not sent by Mammoth Corporation or the shares are not freely and electronically transferable by Mammoth Corporation, the agreement is null and void, except any completed transaction will stand and if(in the unlikely event) only one side of any transaction has occurred, both parties agree that neither party shall be unjustly enriched and any party receiving consideration without sending the agreed consideration will promptly return the one sided consideration.

9. This Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof.

10. This Agreement is being delivered and is intended to be performed in Lake County, Illinois and jurisdiction and venue for any action arising hereunder shall be solely in the Lake County Circuit Court and Seller expressly consents to the jurisdiction of that Court for resolution of any disputes that may arise. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Illinois, and to the extent applicable, the law of the United States. In the event that Buyer resorts to litigation relating to the rights afforded herein, Seller shall be responsible for the costs incurred by Buyer associated with any such litigation, including reasonable attorney fees, provided Buyer is the prevailing party in any such action regardless of whether the action is brought by Buyer or Seller. The parties agree that a document signed and sent electronically including via facsimile or email is an original and binding document.

Seller: The Quercus Trust By: /s/ David Gelbaum	Buyer: Mammoth Corporation By: /s/ Brad Hare Brad Hare, President

Exhibit C

PURCHASE AGREEMENT
This Purchase Agreement (the "Agreement"), dated June 25, 2010, is by and between Mammoth Corporation (the "Buyer"), and Quercus Trust (the "Seller"), as follows:

1. As of today's date, Buyer agrees to purchase and seller agrees to sell, subject to all terms and conditions contained herein, up to 2,585,556 free trading shares of Bluefire Ethanol Fuels, Inc., (OTCBB: BFRE),  and in separate consecutive transactions with the first transaction being 400,000 shares and subsequent transactions as the parties may agree, with the shares being delivered via DTC/DWAC to Mammoth Corporation (FEIN 88-0496401) and with the purchase price for each transaction being set the day the shares clear DTC (defined as being free of any restriction of any kind including by DTC, the issuer, the transfer agent and Buyer's brokerage and clearing firms), and being 70% of the lowest daily closing bid price for the ten trading days preceding the date the shares clear DTC, with the date the shares clear DTC, being day ten of the pricing period.  In the event the shares clear DTC after the market has closed the shares will deemed to have cleared DTC on the following trading day for both the pricing period and for the date the purchase price is paid.

2. A finder's fee of 5% from the purchase price will be deducted from the amount paid by Mammoth Corporation to Seller at the time of each funding and will be sent to Equinox Securities/Michael Draper ("the Finder"). Seller agrees to the payment of the finder's fee described above and hereby authorizes Mammoth Corporation to disburse the finder's fee on behalf of Seller to the Finder.

3. Seller represents and warrants that the above described shares are owned by Seller, that Seller has the full authority and ability to transfer the Shares to Buyer and that the shares are registered or exempt from registration and freely tradable as to Mammoth Corporation's purchase of the shares and Mammoth's resale of the shares, and that Seller has the full authority and ability to transfer the Shares to Buyer. Seller also represents and warrants that it is not an affiliate of BFRE, and has not been an affiliate of BFRE for at least the last 90 days, and that  none of the funds provided pursuant to this agreement will be provided, directly or indirectly, to BFRE or an affiliate of BFRE.  Seller will provide an acceptable legal opinion confirming the representations contained in this agreement. Seller also represents and warrants that there are no stops, liens, encumbrances, or Court orders that would in any way interfere with the transactions contemplated by this agreement.

4. The rights under this agreement are assignable by Buyer. Buyer or any assign thereof will become the owner of the Shares and will enjoy all rights attendant to the ownership of the Shares, including but not limited to, the right to transfer, encumber, hypothecate, assign or otherwise dispose the Shares.

5. In the event that additional documents are required for the transfer of the Shares, Seller agrees to fully cooperate with the transfer of the Shares and sign any and all documents necessary to transfer the Shares to Buyer and to provide any documentation that may be required, including, but not, limited to an additional acceptable legal opinion, stock power, or any other document deemed by Buyer to be necessary or expedient.

6. The invalidity of unenforceability of any of the rights or remedies herein shall not in any was affect any of the other rights or remedies herein provided.

7. The parties acknowledge that this agreement constitutes a sale of stock and that it is not a loan.

8. The parties intend this agreement to outline transactions planned to take place as described in paragraph one and to accommodate the intended transactions. If for any reason any transaction does not occur or the funds are not sent by Mammoth Corporation or the shares are not freely and electronically transferable by Mammoth Corporation, the agreement is null and void, except any completed transaction will stand and if(in the unlikely event) only one side of any transaction has occurred, both parties agree that neither party shall be unjustly enriched and any party receiving consideration without sending the agreed consideration will promptly return the one sided consideration.

9. This Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof.

10. This Agreement is being delivered and is intended to be performed in Lake County, Illinois and jurisdiction and venue for any action arising hereunder shall be solely in the Lake County Circuit Court and Seller expressly consents to the jurisdiction of that Court for resolution of any disputes that may arise. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Illinois, and to the extent applicable, the law of the United States. In the event that Buyer resorts to litigation relating to the rights afforded herein, Seller shall be responsible for the costs incurred by Buyer associated with any such litigation, including reasonable attorney fees, provided Buyer is the prevailing party in any such action regardless of whether the action is brought by Buyer or Seller. The parties agree that a document signed and sent electronically including via facsimile or email is an original and binding document.

Seller: The Quercus Trust By: /s/ David Gelbaum	Buyer: Mammoth Corporation By: /s/ Brad Hare Brad Hare, President

Exhibit D

PURCHASE AGREEMENT

This Purchase Agreement (the "Agreement"), dated February 10, 2010, is by and between Mammoth Corporation (the "Buyer"), and RSI Silicon LLC (the "Seller"), as follows:

1. As of today's date, Buyer agrees to purchase and seller agrees to sell, subject to all terms and conditions contained herein, up to 500,000 free trading shares of Bluefire Ethanol Fuels, Inc., (OTCBB: BFRE), with the shares being delivered via DTC to Mammoth Corporation (FEIN 88-0496401) and with the purchase price being set and paid two days after the shares clear DTC (defined as being free of any restriction of any kind including by DTC, the issuer, the transfer agent and Buyer's brokerage and clearing firms), and being lesser of 70% of the following:

•	the average closing bid price for a five day period with the day the shares clear deposit as described above being day three; or closing bid price on the day the purchase price is to be paid.

2. A finder's fee of 5% from the purchase price will be deducted from the amount paid by Mammoth Corporation to Seller at the time of each funding and will be sent to Equinox Securities/Michael Draper ("the Finder"). Seller agrees to the payment of the finder's fee described above and hereby authorizes Mammoth Corporation to disburse the finder's fee on behalf of Seller to the Finder.

3. Seller represents and warrants that the above described shares are owned by Seller, that Seller has the full authority and ability to transfer the Shares to Buyer and that the shares are registered in a registration statement declared effective on March 27, 2008, and modified on June 17, 2009 by a post effective amendment which was declared effective by the commission on June 29, 2009, and that Mammoth Corporation's purchase of the shares and Mammoth's resale of the shares are free from restriction, and that Seller has the full authority and ability to transfer the Shares to Buyer. Seller will provide an acceptable legal opinion confirming the representations contained in this agreement. Seller also represents and warrants that there are no stops, liens, encumbrances, or Court orders that would in any way interfere with the transactions contemplated by this agreement.

4. The rights under this agreement are assignable by Buyer. Buyer or any assign thereof will become the owner of the Shares and will enjoy all rights attendant to the ownership of the Shares, including but not limited to, the right to transfer, encumber, hypothecate, assign or otherwise dispose the Shares.

5. In the event that additional documents are required for the transfer of the Shares, Seller agrees to fully cooperate with the transfer of the Shares and sign any and all documents necessary to transfer the Shares to Buyer and to provide any documentation that may be required, including, but not, limited to an additional acceptable legal opinion, stock power, or any other document deemed by Buyer to be necessary or expedient.

6. The invalidity of unenforceability of any of the rights or remedies herein shall not in any was affect any of the other rights or remedies herein provided.

7. The parties acknowledge that this agreement constitutes a sale of stock and that it is not a loan.

8. The parties intend this agreement to outline transactions planned to take place as described in paragraph one and to accommodate the intended transactions. If for any reason any transaction does not occur or the funds are not sent by Mammoth Corporation or the shares are not freely and electronically transferable by Mammoth Corporation, the agreement is null and void, except any completed transaction will stand and if(in the unlikely event) only one side of any transaction has occurred, both parties agree that neither party shall be unjustly enriched and any party receiving consideration without sending the agreed consideration will promptly return the one sided consideration.

9. This Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof.

10. This Agreement is being delivered and is intended to be performed in Lake County, Illinois and jurisdiction and venue for any action arising hereunder shall be solely in the Lake County Circuit Court and Seller expressly consents to the jurisdiction of that Court for resolution of any disputes that may arise. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Illinois, and to the extent applicable, the law of the United States. In the event that Buyer resorts to litigation relating to the rights afforded herein, Seller shall be responsible for the costs incurred by Buyer associated with any such litigation, including reasonable attorney fees, provided Buyer is the prevailing party in any such action regardless of whether the action is brought by Buyer or Seller. The parties agree that a document signed and sent electronically including via facsimile or email is an original and binding document.

Seller: RSI Silicon LLC By: /s/ Steve Amendola	Buyer: Mammoth Corporation By: /s/ Brad Hare Brad Hare, President